EX - 99(d)(v)

Addendum to Management Agreement
between Lord Abbett Municipal Income Fund, Inc., and
Lord, Abbett & Co. LLC
Dated February 1, 2013

          Effective February 1, 2013, Lord, Abbett & Co. LLC and Lord Abbett Municipal Income Fund, Inc. on behalf of its series, Lord Abbett Intermediate Tax Free Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the management agreement dated December 15, 1994 (“Management Agreement”), shall be as follows:

.40% of the first $2 billion of average daily net assets;
.375% of the next $3 billion of average daily net assets;
.35% of the next $5 billion of average daily net assets; and
.32% of average daily net assets over $10 billion.

          For purposes of Section 15 (a) of the Investment Company Act of 1940, this Addendum and the Management Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Municipal Income Fund, Inc.

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel

Dated: February 1, 2013